CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

June 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	CorpAcq Group Plc
Post-Effective Amendment No. 1 to Registration Statement on Form F-4
File No.: 333-275613

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales, hereby respectfully requests that the effective date of the Post-Effective Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement Amendment”) be accelerated so that the Registration Statement Amendment will become effective at 4:00 p.m., Eastern Time, on June 20, 2024, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

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Sincerely,

By:	/s/ Stephen Scott
Name:	Stephen Scott
Title:	Chief Operating Officer

cc:	Michael S. Lee, Reed Smith LLP
Michael J. Aiello, Weil, Gotshal & Manges LLP

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